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Exhibit (a)(1)(K)

Proposed Evraz Acquisition of Oregon Steel Receives CFIUS Approval
Tender Offer Extended to Close on Friday, January 12

LUXEMBOURG, January 9, 2007—Evraz Group S.A. (LSE: EVR) announced that the Committee on Foreign Investment in the United States (CFIUS) has concluded its review relating to Evraz's proposed acquisition of Oregon Steel Mills, Inc. (NYSE: OS) without the need for further investigation under the Exon-Florio Amendment. Accordingly, the condition to Evraz's pending cash tender offer relating to the review of the proposed acquisition by CFIUS has been satisfied.

In addition, Evraz announced that it was waiving the condition to the tender offer requiring the expiration or termination of the International Traffic in Arms Regulations (ITAR) notification period. Following a careful review of the existing facts and circumstances, including the results of the CFIUS review of the transaction, Evraz determined that the review being made pursuant to ITAR should not further impact the structure of the transaction or the timing of its closure.

As a result, Evraz also announced that the cash tender offer by its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc. to purchase all outstanding shares of common stock (including the associated preferred stock purchase rights) of Oregon Steel is being extended until 5:00 p.m., New York City time, on January 12, 2007, unless further extended or terminated. Assuming that the minimum tender condition is satisfied at that time, Evraz anticipates that the tender offer will close at 5:00 p.m., New York City time, on January 12. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on January 9, 2007.

Evraz and Oscar Acquisition Merger Sub, Inc. have been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of 4 p.m., New York City time, on January 9, 2007, stockholders of Oregon Steel had tendered into the tender offer 13,111,392 shares of Oregon Steel common stock, representing approximately 36.6 percent of the outstanding shares of common stock of Oregon Steel.

The tender offer is being made pursuant to a previously announced merger agreement among Evraz, Oscar Acquisition Merger Sub, Inc. and Oregon Steel dated November 20, 2006. Upon the successful closing of the tender offer, Oregon Steel stockholders would receive $63.25 in cash for each share of Oregon Steel common stock tendered in the tender offer, less any required withholding taxes. Following the purchase of shares in the tender offer, Oregon Steel would become a subsidiary of Evraz. Except as described above, all of the other terms and conditions of the tender offer remain unchanged. Under the merger agreement, if all of the conditions to the tender offer are not satisfied as of any expiration date, Evraz will have the right, and under certain circumstances, may be required, to further extend the tender offer.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel. Evraz and Oscar Acquisition Merger Sub, Inc., have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Oregon Steel stockholders. Oregon Steel has filed with the Securities and Exchange Commission, and has mailed to Oregon Steel stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully. Stockholders of Oregon Steel may obtain a free copy of these documents at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/ or by contacting the information agent for the tender offer, MacKenzie Partners, Inc., at proxy@mackenziepartners.com, (212) 929-5500 (call collect) or (800) 322-2885 (toll free). In addition, stockholders may obtain a free copy of these documents from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Statements

This press release contains forward-looking statements. These statements are based on Evraz's and Oregon Steel's current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies' businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel's report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005. Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

About Evraz Group S.A

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and a 24.9% equity interest in Highveld Steel and Vanadium Corporation, South Africa.

For further information visit www.evraz.com

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Evraz Group Corporate Affairs and Investor Relations Irina Kibina, +7 495 232 1370 IR@evraz.com, Edelman, for Evraz: John Dillard / Chris Mittendorf, +1 212 704 8174 / 8134 john.dillard@edelman.com christopher.mittendorf@edelman.com, or MacKenzie Partners, for Evraz: Dan Burch +1 212 929 5500.

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Proposed Evraz Acquisition of Oregon Steel Receives CFIUS Approval Tender Offer Extended to Close on Friday, January 12